Part III, Item 15:   <u>**Display**</u>

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

Yes X No☐

  If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

<u>The anonymized, aggregated quantities of resting buy firm orders and resting sell firm orders, per symbol, available in each tier of the Order Book at (i) the National Best Bid, (ii) National Best Offer, or (iii) NBBO midpoint (based on the sources of market data described in response to Part III, Item 23), with non-peg limit orders that could be executed at more than one of the above prices aggregated with orders at the most aggressive of those prices, are made known to the SOR with a frequency of up to once per second. The SOR uses this information solely to decide whether to route firm orders to JPM-X and does not share the information with any other trading system or desk. In addition,</u> Firm/Conditional Orders are made known to the SOR when they are routed through it. When JPMS trading algorithms and Subscribers route conditional orders to JPM-X, JPM-X may send firm-up invitations back to the JPMS trading algorithms and Subscribers via the SOR. As described in response to Part III, Item 9, a firm-up invitation includes the symbol, quantity, and price of the associated same-side conditional order that prompted the firm-up invitation. The SOR does not retain information about Firm/Conditional Orders resident in the Order Book other than Firm/Conditional Orders that the SOR itself determined to route to JPM-X.